                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                                 Amendment No. 1


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                             Small Business Issuers
             Under Section 12(b) or 12(g) of the Securities Exchange
                                   Act of 1934


                               ANTs SOFTWARE.COM.

                 (Name of Small Business Issuer in its Charter)

                   NEVADA                                    13-3054685
(state or other jurisdiction of incorporation       (IRS Employer Identification
             or organization)                                 Number)

37 Santa Teresita Way, Santa Barbara CA, 93105



                                 (805) 687-4731
                           (Issuer's Telephone Number)

Securities to be issued pursuant to Section 12 (b) of the act:

Title of each class to be registered:             Name of each exchange on which
                                                 Each class is to be registered:
               N/A                                             N/A

Securities to be registered pursuant to Section 12 (g) of the Act:

                                  Common Shares

                                ANTS SOFTWARE.COM
                             (A Nevada Corporation)

                   Index to Form 10-SB Registration Statement


Item Number and Caption                                                     Page
--------------------------------------------------------------------------------
PART I
1.         Description of Business                                           3

2.         Management's Discussion and Analysis or Plan of Operation         9

3.         Property                                                          9

4.         Security Ownership of Certain Beneficial Owners and Management    10

5.         Directors, and Executive Officers                                 11

6.         Executive Compensation                                            12

8.         Description of Securities                                         12

PART II
1.         Market for Common Equity                                          12

2.         Legal Proceedings                                                 13

3.         Changes in and Disagreement with Accountants                      13

4.         Recent Sales of Unregistered Securities                           13

5.         Indemnification of Officers and Directors                         14

PART F/S
1.         Financial Statements                                           F 1-8

6.         Signatures                                                        15

PART I

Item 1. DESCRIPTION OF BUSINESS.

INTRODUCTION
--------------------------------------------------------------------------------

      ANTs SOFTWARE.COM is a Nevada corporation (the "Company" or "ANTs") with proprietary software that provides software solutions for enterprise business management problems.


BACKGROUND
--------------------------------------------------------------------------------

     ANTs was originally a Delaware corporation incorporated on January 29.1979 under the name Sullivan Computer Corporation. The company was formed for the purpose of the development of and the subsequent application for patents on a theory of high speed parallel computing processing developed by Mr. Herbert W. Sullivan and his associates. This work had started in 1975.

     The company was able to arrange a $300,000.00 funding with American Research and Development and used these funds to go after its first patents. The first patent application was on its shared memory computer method and apparatus and a patent was issued on November 20, 1984 as U.S. Patent No.4,484,262.

     In April 1985, the company entered into a series of agreements with Chopp Computer Corporation, Inc. a British Columbia Corporation ("Chopp of Canada") including a License Agreement which granted Chopp of Canada certain rights under the patent, and a research agreement, pursuant to which the company undertook to pursue the development of its parallel data processing technology (the" Chopp Technology") with funding provided by Chopp of Canada.

     On November 14, 1986 the company issued 19,009,851 shares of its common stock, .00002 par value, in exchange for 99% of the issued and outstanding shares of the common stock of Chopp of Canada. Upon completion of this acquisition, the obligations of the Company and Chopp of Canada under the Research Agreement were terminated and the name of the company was changed to Chopp Computer Corporation.

     On May 9, 1986 the Company was advised that a class action suit had been filed against the company for $400,000,000.00 by a shareholder. Subsequent events determined that the action had been initiated by the accountant of an ex-IRS attorney by the name of Alexandr Laurins. Mr. Laurins in association with Lawrence Merryman, an attorney from Orange, California and Nash Dowdle, an oil promoter from Midland, Texas had decided that the plans of Chopp to build a new supercomputer were a pipe dream and in fact part of a stock scam. Unknown to the company Mr. Laurins was already under investigation by the FBI and the SEC for among other things, selling $150,000,000.00 of non-existent shipping containers as tax shelters.

     The class action mentioned above became the center-piece of an Investment Advisory Letter, called the Durant Livermore Cutten & Bliss Report which was mailed to all of the shareholders of the company whose names had been listed with the SEC when the company had filed its SEC 12(g) exemption, as well as brokers all over Canada and the U.S. The newsletter was in fact prepared and distributed by Laurins from his office on Union Street in San Francisco, and was filled with lies and mis-information about the Company. Laurins printed 10 or 11 issues up to June 30, 1986.

     Laurins, Merryman & Dowdle had made illegal short sales of approximately 100,000 shares of the company for approximately $ 1.25 million, without borrowing the shares to offset their short position. The stock price did not go down as they had anticipated so they manufactured the bogus newsletter to help things along. This all became apparent when the Secretary-Treasurer of the company was approached and was advised by Mr. Dowdle that the matter could be resolved if a meeting could be arranged between the Secretary-Treasurer and the three conspirators. It took about three weeks to arrange for a meeting in San Francisco to take place on June 26, 1986.

     Once the meeting had been arranged the Company's attorney contacted the FBI and arranged for the Secretary-Treasurer to be wired, but only after convincing the FBI that the only purpose of the meeting was to attempt to extort the 100,000 shares that the three were illegally short. The meeting took place in the Presidio where Laurins, Merryman and Dowdle did, in fact do exactly that. The entire conversation was recorded and was the basis for the Company being awarded a $30,000,000.00 RICO award, jointly and severally against the three conspirators. Unfortunately the court system moved very slowly as the case did not come to court to be resolved until September, 1990. The victory saved the reputation of the Company, but legal fees ate up everything recovered to date.

     During the years waiting to resolve this legal issue the Company struggled through on two Government Grants, developing potential products for the U.S. Navy. Nothing commercial was developed from this work. While our work was on hold the computer industry, particularly the personal computer industry was expanding rapidly, driven by Intel with its faster chips and Microsoft providing the software which further fueled the growth. During this period nobody was giving any thought to parallel computers, the basis of our patents and existence.

     The company was able to maintain its patent and in fact was granted U.S. Patent 4,707,781 on November 17, 1987 on Shared Memory Computer Method and Apparatus. Another U.S. patent Number 5,438,680 was issued on August 1, 1995 entitled Method and Apparatus for Enhancing Concurrency in a Parallel Digital Computer.

     In January, 1993 the Company sold a license to develop and market a software product to Mosaic Multisoft Corp. a Nevada Corporation based in San Diego. The payment schedule was not met and the license was cancelled in 1995.

     The company had made the decision in 1993 that the best way to advance the core technology of the company was to concentrate all of its efforts on creating software for distributed computing and distributed multi-processor computers. In 1995 the company was introduced to Mr. Clifford Hersh of Berkeley, California, an experienced software engineer, whose expertise totally complemented the company's plans. His work with Mr. Herbert Sullivan over the next three years culminated in the invention of ANTs (Asynchronous Non-preemptive Tasks). The company has filed one patent on this proprietary technology and expects to file a second patent before the year-end.

    The name of the Company was changed to ANTs SOFTWARE.COM on February 12, 1999 to more accurately describe the direction the Company was taking, using the acronym ANTs, for Asynchronous Non-preemptive Tasks which represents a paradigm shift for the programming of distributed multi-processors.


BUSINESS
--------------------------------------------------------------------------------

    ANTs is embarking on a new path for the company, complete with a new "Business Model". The latest trend in business accounting and record keeping is called "Out-sourcing". The simple principle is that every business should do what they do best, and that is to use all of their management skills and all of their capital to grow their own business. If they happen to be in the tire business and have over a number of years spent millions of dollars building up their own computer division, with its specialized staff, specialized management, constantly having to up-grade its hardware and software they reach the point where they ask "Why are we in the computer business".

    In the next few years, every business will ask itself this question and many will come to the decision that looking outside their company , and out-sourcing all of their accounting and record keeping is the way to go.

  This new trend has created the need for Server Farms. Server Farms are large computer installations with thousands of computers all networked or connected together as receptacles for the storage of data for an expanding list of clients.
Our Company envisages the following scenario unfolding before our eyes:
   -A business decides to out-source all of its accounting and record keeping. -It approaches an out-sourcer such as Arthur Anderson or a business software company such as SAP or Lawson Software and outlines the specific problems unique to their business and determines the route they decide to take.
   -Once they have determined the software that bests suits their business the only decision left is the location of their data.
   -At this point the out-sourcers contact our company as an intermediary with the server-farms. The ANTs proprietary technology provides the following advantages to the business:
      -  Lower overall costs
      -  Total confidence in the security of their data.
      - Virtual assurance of no system down-time due to system failure or natural disaster.
      - Data will be recorded in real-time and records will be current at all times.
      - Access to data and records will be available at all times; 24 hours a day, 7 days a week, 365 days a year.
      - Confidence that their records are maintained on current state-of-the-art hardware and software.
      - The only capital costs incurred are those associated with the purchase of computer terminals for their employees.

   Management of the company is currently preparing a comprehensive business plan that will describe in detail how the Company will structure itself to take advantage of the unique nature of ANTs proprietary technology. In the computer world , software is overhead, i.e. a processor is not doing productive work while it is receiving the instructions for its next task. This delay is called "latency". One of the major benefits of ANTs is that the amount of latency is reduced to such a low level, that for all practical purposes the problem of latency disappears and programmers can move on to other problems.

   The acronym ANTS, for Asynchronous Non-premptive Tasks further describes two very important advantages of the company's proprietary and copyrighted technology. Asynchronous means all at once, and Non-preemptive means non-blocking. These features are very important in the Company's future plans as the Server Farms will want to run at as close to 100% capacity as possible, to maximize their revenues. If all of the data flowing to the servers is running under ANTs , and ANTs is delivering multiple copies of the data to three different server farms for purposes of redundancy, the server farm can virtually guarantee that the stored information is available 24 hours a day, 7 days a week, 365 days a year. This advantage, the ability to guarantee no down-time, would by itself justify the implementation of ANTs.

  The Company expects to derive its revenue from billings on a monthly basis to the customers that want to use the WWW and the server farms as an alternative to maintaining their own servers with all of their inherent costs. ANTs will bill the client on a volume or flow-through basis with a minimum monthly charge. ANTs will act as the out-sourcer, using current out-sourcers as agents and pay a percentage of its fees as a commission for this service. ANTs will buy the application software from existing application software providers , complete with all support services, as the Company will not be responsible for providing that support. The Company will contract with the server farms for space on their servers and pay them for that on a volume basis. The server farms are responsible for all servicing and up-grades as ANTs is just a customer of the server farms.

   The main responsibility will be to have highly competent senior staff to ensure the smooth installation of ANTs and the maintenance of the working relationship between the customer, the software provider and the server farms.

Summary:
   After years of development, the Company's technology now coincides with opportunities made available by the internet, telecommunication and other computer technologies. The Company can assist its users by providing faster, cheaper, better and totally secure and reliable services for numerically intensive applications.

   The Company's advantages have been proven in tests carried out to date and are protected by its intellectual property position.


GROWTH STRATEGY
--------------------------------------------------------------------------------

   ANTs is a development stage company in the process of developing a comprehensive business plan which will support the raising of at least $5 Million to provide the company sufficient funds to be quoted on NASDAQ and to enable the Company to be able to hire the highly qualified staff capable of carrying out the business plan.

   ANTs office is currently located at 37 Santa Teresita Way in Santa Barbara, California. The Company will be moving to San Francisco, with offices fairly close to the airport and Silicon Valley. It is crucial that the company be located in this area as that is where most of ANTs customer base will be, and every conceivable type of employee is available within driving distance, regardless of his or her areas of expertise.

   AS a first crucial step the company was fortunate in being able to hire Mr. Frederick D. Pettit as President and CEO as of August 1, 1999. Mr. Pettit had the unique opportunity of examining the Company as an investment banker for about two months, during which time he was able to look at the whole computer industry, noticing the overwhelming trend towards out-sourcing ,huge server farms and the unique role available to ANTs as this trend unfolds. After this comprehensive examination Mr. Pettit identified ANTs and its proprietary position with its intellectual property portfolio as a very important potential participant. He approached the Company and asked if he could have the job of President and CEO. After numerous meetings and discussions it was obvious that his knowledge and senior management experience totally matched our requirements, and accordingly he was hired.


MARKETING AND ADVERTISING
--------------------------------------------------------------------------------

Assuming the successful completion of funding, ANTs has to embark on an aggressive marketing plan.

-The Company has to complete a demonstration model that clearly discloses that ANTs works with existing software applications that run on existing servers as well as distributed computers, including the burgeoning server farm industry.

-The company must run the appropriate tests to compare the results of the speed of recording the entry of data, with ANTs in operation, and without ANTs. It will be very important to the company to have this empirical data available as soon as possible, as an important building block in its marketing plans.

-This new exploitation of server farms as the ultimate destination of business data has quietly slipped onto the world computer scene with an explosive impact. The Company recognizes that extensive market studies will have to be made to make certain that ANTs in its embryonic stage makes the right decisions as it goes forward. The Bay area is the best place to find employees and consultants to complete this job.

-The Company has already initiated discussions with some potential customers.

-The Company expects to employ one of the leading Silicon Valley advertising agencies to assist it in its advertising program.

COMPETITION
--------------------------------------------------------------------------------

   The future of the World Wide Web as the global conduit for world commerce is going to attract competition from every major Application Software Provider in the world. The ANTs technology does not appear to attack or take away any business from the other computer related companies, in fact the ANTs approach totally complements the existing out-sourcers and application software providers by making it easier for them to distribute their data over the Internet. The only certainty is that as more business-to-business communication is handled over the Internet, competition will be fierce and there can be no assurance that ANTs will be able to compete successfully or that its proprietary approach will be accepted by the computer industry.


SEASONALITY
--------------------------------------------------------------------------------

   ANTs business is totally diversified and management does not anticipate any seasonal upturns or downturns.


WORKFORCE
--------------------------------------------------------------------------------

   The Company currently is managed by Mr. Frederick D. Pettit as President and CEO and Mr. Donald Hutton as Chairman of the Board. They report to the board of directors. The development of the technology is in the hands of Mr. Clifford Hersh, the co-inventor of the ANTs technology. Mr. Hersh has a number of well qualified programmers available to him as he expands the development program.


TRADEMARKS
--------------------------------------------------------------------------------

  The Company has two registered trademarks:
     - ANTS is registered as the identification of our proprietary technology, an acronym for Asynchronous Non-preemptive Tasks.
     - SPEEDSHEET is the registered name of our proprietary spreadsheet technology.


GOVERNMENT REGULATION
--------------------------------------------------------------------------------

   State and local Regulations. The Company is subject to state, county and city licensing requirements, taxes and other local standards as may be required.

   Reports to Security holders. The Company will become a reporting issuer with the Securities and Exchange Commission (SEC) when this Form 10-SB is effective and will be obligated to provide an annual report to its security holders, which will include audited financial statements. As a reporting issuer, the Company will also be required to file with the SEC quarterly reports on Form 10-QSB containing unaudited financial statements. The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth St. N.W., Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. The Company also has a web site under construction. The address of that site is http://www.ants.com.

Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

   The Company had $250,000.00 cash on hand as of July 31, 1999 with a monthly burn rate of approximately $30,000.00-35,000.00. Management is in the process of completing a comprehensive business plan to use as a fund-raising document. While there is no certainty that the company will be successful in raising the additional working capital, the initial reaction from the investment community appears to be very positive.

   ANTs immediate plans call for the completion of a Beta test that will run ANTs software on a simulated business application, using application software provided by Lawson Software. This test will be run with ANTs and without ANTs so that the benefits of ANTs can be independently documented. All tests completed to date have indicated that ANTs is totally scalable, i.e. the software can run 1-64,000 processors without having to re-write the software, is independent of any operating system and runs on all platforms, restricted only by the architecture of the multiprocessors or computer network. This Beta test is all that the Company will need to prove its technology and create the investment interest needed to raise the funds needed to adequately finance the future growth of ANTs.

   The amount of capital the company expects to raise is $5 million - $10 million, as suggested by the investment bankers currently in discussion with the Company.

   ANTs will provide services in the form of out-sourcing the data from the customer to the server farm, providing the customer with an alternative to buying his own server, complete with all of the problems of owning and maintaining the hardware and software, managing the installation with all of the staff and administrative costs. ANTs will provide lower costs for all of his accounting and data needs, give instant access to the data, and because it places multiple copies of all of the data in three different geographical locations ANTs can guarantee 99.999% performance. A 100% guarantee is not possible, because as we know computers are still computers.

   The company is not capital cost intensive and most of the funds raised will go to marketing and sales costs with the balance going to working capital. It is anticipated that 10-15 additional employees will be added in the next year.

   ANTs has raised approximately $800,000.00 in the last two years, $400,000.00 in small private placements of Rule 144 shares and $400,000.00 from a private placement completed by Berry-Shino Securities, Inc. on June 2, 1999.

   In summary, the future of the company hinges on its ability to raise the necessary funds to carry out its business plan, successfully demonstrate that its software will be able to deliver the same results achieved in all of its tests in a real world application, and then successfully market its services.


Item 3. PROPERTY.

The Company does not own any property. The corporate office is currently maintained, rent free at 37 Santa Teresita Way, Santa Barbara, CA. 93105. ANTs intends to move its office to the San Francisco area in the very near future as that is the location of most of our potential customers and employees.

Item 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(a) The following table includes all of the shareholders known to be the beneficial owners of more than 5% of the common voting shares of the Company.
(b) The following table shows that the following list of directors and principal executive officers of the company beneficially own, in the aggregate, 4,100,000 shares of the Company's public stock, or approximately 40.6% of the Company.

                        Name and address                         Amount beneficially          Percent
Title of class              of owner                                     owned                of class
------------------------------------------------------------------------------------------------------

Common           Donald Hutton                                           800,000 #               6.4%
                           Chairman of the Board
                           37 Santa Teresita Way
                           Santa Barbara CA. 93105.

Common            Whistler Design Systems Inc.                         2,500,000 *                21%
                           21 Godolphin House
                           76-84 Fellows Road
                           London NW3 3LG, U.K.

Common            Frederick D. Pettit                                    600,000 **                5%
                           President and CEO
                           330 Eucalyptus Avenue
                           Hillsborough, CA. 94010.

Common            Alison B. Hicks                                        200,000 * & ***         1.6%
                           Secretary-Treasurer
                           37 Santa Teresita Way
                           Santa Barbara CA. 93105.

Common            Clifford Hersh                                         600,000 ****              5%
                           Vice-President, Product Development
                           2631 Piedmont Ave.
                           Berkeley, CA. 94704

Common            Dr, Peter Patton                                       200,000 *****           1.6%
                           1300 Godward street
                           Minneapolis, MN. 55413

# Mr. Hutton is the owner of 300,000 issued shares of the company and has an option to purchase another 500,000 shares at $,25 per share at any time up to April 30, 2003.

* Whistler Design Systems Inc. is a family trust controlled by Donald Hutton and his wife, Alison B. Hicks.

** Mr. Pettit is the owner of 300,000 shares and has an option to purchase another 300,000 shares at $.75 per share at any time up to July 31, 2004.

*** Ms. Hicks has an option to buy 200,000 shares of the company at $.25 per share at any time up to April 30, 2003.

**** Mr. Hersh has an option to buy 600,000 shares of the Company at $.25 per share at any time up to April 30, 2002.

***** Dr. Patton has an option to buy 200,000 shares of the company at $.25 per share at any time up to September 1, 2003.


Item 5. DIRECTORS, AND EXECUTIVE OFFICERS.

Donald Hutton, Director and Chairman of the Board, 63 years of age, has served on the board since 1986, and prior to that was the President of the Canadian company, Chopp Computer Corporation (Canada). Mr. Hutton, along with Mr. Herbert
W. Sullivan, the original inventor of the Company's proprietary technology are the co-founders of the Company. Mr. Hutton was Secretary- Treasurer from 1986 to 1996, and President and CEO until this year. Mr. Hutton has been totally responsible for the management of the company since 1996 and shared that responsibility with Mr. Sullivan for the ten years from 1986 to 1996. He is not a director of any other reporting companies.

Frederick D. Pettit, 63 years of age, was appointed a director , President and CEO on August 1, 1999. From 1995 until he took the senior management position with ANTs, Mr. Pettit was the managing Director of The Kriegsman Group, a California based investment bank engaged primarily in providing financial consulting and capital markets services to early stage companies. From 1991 to 1994 Mr. Pettit was the Chairman and CEO of Eeonyx Corporation, a private California company engaged in advanced conductive polymer technologies by acquiring patent rights from leading corporations and universities and establishing the necessary relationships with the inventors in the process. The company was sold to an investor group in 1994. Mr. Pettit was the Chief Operating Officer at the Chemical Bank in New York from 1989 to 1991 after having spent over 20 years in senior banking positions in Europe. He is not a director of any other reporting companies.

Alison B. Hicks, 45 years of age, has been a director and Secretary- Treasurer of the company since 1996. Ms. Hicks is the wife of Donald Hutton, The Chairman of the Board and has acted as his assistant and business associate for the last ten years. She is not a director of any other reporting companies.

Dr. Peter Patton, 63 years of age was appointed a Director and Chairman of the Technical Advisory Board in 1998. Dr. Patton is Senior Vice-President of International Business Development of Lawson Software, based in Minneapolis, MN. He is responsible for both international operations and business development, with a mandate to grow the business by 150% by the year 2003. Lawson is recognized as the industry leader in scalable software, a crucial ingredient in the development of ANTs software. Prior to joining Lawson in 1996 Dr Patton held numerous prestigious high tech positions including the post of Chief Information Officer of the University of Pennsylvania, a lead consultant to the National Technology Transfer Center at NASA's Jet Propulsion Laboratory. He was founding director of the Minnesota Supercomputer Institute, vice-president and director of computing at the University of Minnesota. Dr. Patton is not a director of any reporting companies.

Mr. Clifford Hersh, 51 years of age, is Vice-President in charge of Product Development, and as the surviving inventor of the ANTs technology is a significant employee, crucial to the continuing development of the Company and maintaining the patent position of ANTs. Mr. Hersh has been working on the development of the ANTs technology since he was first introduced to Mr. Herbert Sullivan in 1995. He is the Founder and CEO of his own company, Move Resources Inc., formed in 1991 that focuses on providing affordable, high bandwidth networking solutions for multiprocessing and digital signal processing companies. Mr. Hersh is not a director of any reporting companies.


Family relationships. The chairman of the board Donald Hutton and Alison B. Hicks, the secretary-treasurer are married.


Item 6. EXECUTIVE COMPENSATION.
--------------------------------------------------------------------------------

   The only director to receive any compensation in the last two fiscal periods was the President and CEO, now the Chairman of the Board, Mr. Donald Hutton. He was paid management fees of $60,000.00 per annum.


Item 8. DESCRIPTION OF SECURITIES
--------------------------------------------------------------------------------

   The Company is authorized to issue 20,000,000 Common Voting shares of a par value of $.001 per share. Each shareholder is entitled to one vote for each share held, and are entitled to dividends when and as declared by the board of directors. At April 30, 1999 the number of common shares issued and outstanding totaled 9,985,451. The Company has not paid and does not anticipate paying dividends in the future on its common stock.


PART II

Item 1. MARKET FOR COMMON EQUITY
--------------------------------------------------------------------------------

  The common shares trade on the NASDAQ- BULLETIN BOARD and the following are the high and low sales prices for each quarter within the last two fiscal years, and the subsequent quarter ended July 31, 1999.

   Quarter ended                 High Sale                   Low Sale
--------------------------------------------------------------------------------

July 31,1997                          3/4                        3/8
October 31, 1997                    21/32                        3/8
January 31, 1998                    19/32                       13/32
April 30, 1998                     2 5/16                       13/32
July 31, 1998                      2 1/16                        3/4

October 31, 1998                   1 1/16                       13/32
January 31, 1999                  2 13/32                      1 1/8
April 30, 1999                     2 1/16                      1 7/16

July 31, 1999                     1 11/16                       15/16


Item 2. LEGAL PROCEEDINGS
--------------------------------------------------------------------------------

   The Company had no outstanding lawsuits as of its fiscal period April 30, 1999, but on August 2, 1999 the Company was served with a lawsuit by The Superior Court of California, the plaintiff being a Mr. Hubert Lauffs of Rancho Santa Fe, California. The suit was filed on February 2, 1999 and served on the Company on August 2, 1999. This suit is identical to the suit filed by Mr. Lauffs some three years earlier and dismissed by the court, without prejudice, last year. The Company has responded to the court and will aggressively defend itself in what appears to be a frivolous court case. The case is being handled by Hughes, Hubbard & Reed, of Los Angeles.


Item 3. CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS.
--------------------------------------------------------------------------------

 None.


Item 4. RECENT SALES OF UNREGISTERED SECURITIES.
--------------------------------------------------------------------------------

   The following securities were sold in the last year in reliance upon Section 4(2) of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder. The Company kept 100% of the proceeds from the sale of these securities and no underwriters were used and no commissions or discounts were paid.

  ISSUE                    NO. OF
  DATE          TITLE      SHARES     SHARES ISSUED TO             CONSIDERATION    AMOUNT
--------------------------------------------------------------------------------------------

09/01/98       Common      40,000     Tim Zuch                     Cash          $ 20,000.00
09/01/98       Common      10,000     D. Taylor                    Cash             5,000.00
10/01/98       Common      20,000     Dan Scammel                  Cash            10,000.00
10/06/98       Common      65,000     Tim Zuch                     Cash            32,500.00
11/02/98       Common      20,000     S. Still                     Cash            10,000.00
11/05/98       Common      20,000     Wm. Cuda                     Cash            10,000.00
11/10/98       Common      42,000     Tim Zuch                     Cash            21,000.00
11/17/98       Common      30,000     Arnold Wattum                Cash            15,000.00
11/20/98       Common      16,000     Tim Zuch                     Cash             8,000.00
11/23/98       Common      30,000     Jimmy W. Gantt Jr.           Cash            15,000.00
12/23/98       Common      10,000     Tim Zuch                     Cash             5,000.00
12/23/98       Common      20,000     Con J. Fecher Jr.            Cash            10,000.00
12/23/98       Common       6,667     I. Vincent Hagar             Cash             7,500.00
01/15/99       Common       5,000     Robert Zimmerman             Cash             5,000.00

                                       13

03/01/99       Common       8,000     Tim Zuch                     Cash             6,000.00
03/22/99       Common      25,000     Dan Scammel                  Cash            18,750.00
03/23/99       Common      25,000     Marjorie Hicks               Cash            12,500.00
03/23/99       Common      25,000     Guilford Investments Ltd.    Cash            12,500.00

   On June 2, 1999 Berry-Shino Securities, Inc. completed a Private Placement on behalf of the Company of 525,000 unregistered Common Shares at $.75 per share. Berry-Shino Securities, Inc. was paid a commission of $39,375.00 and in addition received 52.500 unregistered Common Shares.


Item 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS.
--------------------------------------------------------------------------------

   The Company has not yet, but intends to put in place the indemnification of officers and directors who, while acting in good faith, on behalf of the Corporation, are made a party to or are threatened in an action as a result thereof.

                          INDEPENDENT AUDITOR'S REPORT


To the Stockholders and Board of Directors
AntsSoftware.Com (fka Chopp Computer Corporation)

         I have audited the accompanying balance sheet of AntsSoftware.Com (fka Chopp Computer Corporation) as of April 30, 1999 and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the years ended April 30, 1999 and April 30, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

         I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

         In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AntsSoftware.Com (fka Chopp Computer Corporation) as of April 30, 1999 and the results of its operations and its cash flows for the years ended April 30, 1999 and April 30, 1998, in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered significant losses from operations that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ Jaak Olesk, CPA



Beverly Hills, California
July 2, 1999

                                ANTSSOFTWARE.COM
                        (FKA CHOPP COMPUTER CORPORATION)
                                  BALANCE SHEET
                                 APRIL 30, 1999



                                     ASSETS

Current Assets
 Cash                                       $    16,050
                                            ------------
                                                 16,050
Total current assets

Property and Equipment
 Office furniture and fixtures                    2,711
 Less accumulated depreciation                   (2,711)
                                            ------------
Total property and equipment                          -

Other Assets
 Patents                                         52,553
 Less valuation allowance                       (52,553)
                                            ------------
Total other assets                                    -

                                            ------------
                                            $    16,050
                                            ============


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)


Current Liabilities
 Accounts Payable                           $   372,378
 Accounts Payable to Officers,
  Directors and Stockholders                    205,332
 Accrued Expenses                                10,000
                                            ------------
Total current liabilities                       587,710

Stockholders' equity (deficit)
 Common stock, $.001 par
 value; 20,000,000 shares
 authorized; 10,179,665 shares
 issued and outstanding                          10,180
 Additional paid-in capital                   6,811,295
 Retained earnings (deficit)                 (7,393,135)
                                            ------------
Total stockholders' equity (deficit)           (571,660)
                                            ------------

                                            $    16,050
                                            ============



                 See accompanying notes to financial statements.

                                ANTSSOFTWARE.COM
                        (FKA CHOPP COMPUTER CORPORATION)
                            STATEMENTS OF OPERATIONS




                             YEAR ENDED        YEAR ENDED
                             APRIL 30,         APRIL 30,
                                 1999             1998
                             -----------       -----------




Revenues                     $        -        $        -

Expenses:

General and
 Administrative                 610,691           339,707

Valuation
 Allowance                            -            52,553
                             -----------       -----------

(Loss) before
 income taxes                  (610,691)         (392,260)

Income Taxes                          -                 -
                             -----------       -----------

NET (LOSS)                   $ (610,691)       $ (392,260)
                             ===========       ===========
(Loss) per
 common share                $     (.06)       $     (.05)
                             ===========       ===========
Weighted average
 common shares
 outstanding                  9,985,451         8,503,908
                             ===========       ===========



                 See accompanying notes to financial statements.

                                ANTSSOFTWARE.COM
                        (FKA CHOPP COMPUTER CORPORATION)
                     STATEMENTS OF CHANGES IN STOCKHOLDERS'
                          EQUITY (DEFICIT) FOR THE TWO
                           YEARS ENDED APRIL 30, 1999


                                        ADDITIONAL     RETAINED
                  COMMON      STOCK      PAID-IN       EARNINGS
                  SHARES      AMOUNT     CAPITAL       (DEFICIT)       TOTAL
                  ------      ------     -------       ---------       -----


Balance,
April 30, 1997   6,717,843   $ 6,718    $5,877,257   $(7,070,199)  $(1,186,224)

Shares issued
for cash in
private
placements
during year
ended
April 30, 1998   2,079,097     2,079       206,671             -       208,750

Shares issued
for debt
cancellation
during the year
ended
April 30, 1998   1,000,000     1,000       499,000             -       500,000

Net (loss)
for year ended
April 30, 1998           -         -             -      (392,260)     (392,260)
                 ---------   --------   -----------  ------------  ------------


Balance,
April 30, 1998   9,796,940     9,797     6,582,928    (7,462,459)     (869,734)

Shares issued
for cash in
private
placements
during year
ended
April 30, 1999     324,667       325       193,675             -       194,000

Shares issued
for debt
cancellation
during the year
ended
April 30, 1999      58,058        58        34,692             -        34,750

Transfer of
contingent payable/
asset in 1999            -         -             -       680,015       680,015

Net (loss)
for year ended
April 30, 1999           -         -             -      (610,691)     (610,691)
                 ---------   --------   -----------  ------------  ------------

Balance,
April 30, 1999  10,179,665   $10,180    $6,811,295   $(7,393,135)  $  (571,660)
                ==========   ========   ===========  ============  ============


                 See accompanying notes to financial statements.

                                ANTSSOFTWARE.COM
                        (FKA CHOPP COMPUTER CORPORATION)
                            STATEMENTS OF CASH FLOWS

                                       YEAR ENDED    YEAR ENDED
                                       APRIL 30,     APRIL 30,
                                          1999          1998
                                       ----------    ----------

Operating activities:
  Continuing operations
   (loss) from operations              $(610,691)    $(392,260)
Adjustments to
   reconcile net
   (loss) to net cash
   provided by operating
     activities:
Depreciation                                   -         2,711
Valuation allowance-
Patents                                        -        52,553
Changes in assets
  and liabilities:
Accounts Payable                         367,141       197,324
Accrued Expenses                           5,000        15,000
Subscriptions Receivable
  and other                               45,483       (75,000)
                                       ----------    ----------
Net Cash provided by
  operating activities:                 (193,067)     (199,672)
Investing activities:                          -             -
Financing activities:
Issuance of shares                       194,000       208,750
                                       ----------    ----------
Net cash provided by
  financing activities:                  194,000       208,750
Net increase in cash                         933         9,078
Cash at beginning of period               15,117         6,039
                                       ----------    ----------
Cash at end of period                  $  16,050     $  15,117
                                       ==========    ==========
Supplemental disclosures:
Cash paid during the period for:

Interest                               $       -     $       -
                                       ==========    ==========
Income taxes                           $       -     $       -
                                       ==========    ==========
Noncash financing transactions:

Common stock for debt                  $  34,750     $ 500,000
                                       ==========    ==========


                 See accompanying notes to financial statements.

                                ANTSSOFTWARE.COM
                        (FKA CHOPP COMPUTER CORPORATION)
                          NOTES TO FINANCIAL STATEMENTS
                                 APRIL 30, 1999


NOTE 1 - Significant Accounting Policies

NATURE OF OPERATIONS
         AntsSoftware.Com (fka Chopp Computer Corporation), (the "Company"), a Nevada corporation, was incorporated on September 24, 1996. (The Company is a successor to another company as the Company merged with a predecessor entity, a Delaware corporation, in June, 1996). In February, 1999 the Company changed its name from Chopp Computer Corporation to AntsSoftware.Com. The planned operations of the Company is in the computer field. From inception (September 24, 1996) to date (July 2, 1999) the Company has had no revenues.

PROPERTY AND EQUIPMENT AND DEPRECIATION
         Property and equipment is recorded at cost and is depreciated over the estimated lives of approximately two to three years using the straight-line method.

PATENTS AND VALUATION ALLOWANCE
         Patents are recorded at cost. Due to uncertainty as to recovery, a valuation allowance for the full carrying amount of the patents is recorded.

CASH AND CASH EQUIVALENTS
         The Company does not have a policy for cash equivalents at this time.

LOSS PER SHARE
         The computation of loss per share of common stock is based on the weighted average number of shares outstanding during the period presented.

USE OF ESTIMATES
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INCOME TAXES
     The Company records its income tax provision in accordance with Statement of Financial Accounting Standards No. 109,
"Accounting for Income Taxes". (See Note 3).

                                ANTSSOFTWARE.COM
                        (FKA CHOPP COMPUTER CORPORATION)
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                                 APRIL 30, 1999


FAIR VALUE OF FINANCIAL INSTRUMENTS
         Pursuant to SFAS No. 107, Disclosures about Fair Value of Financial Instruments, the Company is required to estimate the fair value of all financial instruments included on its balance sheet at April 30, 1999. The Company considers the carrying value of such amounts in the financial statements to approximate their expected realization and interest rates, which approximate current market rates.

COMPREHENSIVE INCOME (LOSS)
         In fiscal 1999, the Company adopted SFAS No. 130, Reporting Comprehensive Income. This statement establishes standards for the reporting of comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. The adoption of SFAS No. 130 required no additional disclosure for the Company and did not have any effect on the Company's financial position, as there was no difference between comprehensive loss and the net loss as reported.

SEGMENT DISCLOSURES
         In fiscal 1999, the Company adopted SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. This statement establishes standards for the way companies report information regarding operating segments in annual financial statements. The adoption of SFAS No. 131 required no additional disclosure for the Company as the Company operated in one principal business segment.

RECLASSIFICATIONS
         Certain items in prior year financial statements have been reclassified to conform to the current year's presentation.

NOTE 2 - Basis of presentation and considerations related to continued existence (going concern)

     The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses for the years ended April 30, 1999 and April 30, 1998 of $610,691 and $392,260, respectively. Additionally, the Company's current liabilities significantly exceed its current assets. These factors, among others, raise substantial doubt as to the Company's ability to continue as a going concern.

         The Company's management intends to raise additional operating funds through equity and/or debt offerings. However, there can be no assurance management will be successful in its endeavors.

                                ANTSSOFTWARE.COM
                        (FKA CHOPP COMPUTER CORPORATION)
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                                 APRIL 30, 1999

NOTE 3 - Income taxes

         The Company records its income tax provision in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires the use of the liability method of accounting for deferred income taxes.

         Since the Company has not generated taxable income since inception, no provision for income taxes has been provided. At April 30, 1999, the Company did not have any significant tax net operating loss carryforwards (tax benefits resulting from losses for tax purposes have been fully reserved due to the uncertainty of a going concern). At April 30, 1999, the Company did not have any significant deferred tax liabilities or deferred tax assets.

         The Company is delinquent in its income tax return filings.

NOTE 4 - Warrants

         As of April 30, 1999, the Company had 1,500,000 warrants outstanding. These securities give the holder the right to purchase shares of the Company's restricted common stock in accordance with the terms of the instrument. 1,300,000 warrants are exercisable at 25 through March 1, 2002. 100,000 warrants are exercisable at 50 through October 29, 1999. 100,000 warrants are exercisable at 50 through March 7, 2000.

NOTE 5 - Subsequent Events

         In June, 1999 the Company raised capital approximately $350,000 from private placement investors.

                                   SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ANTs SOFTWARE.COM
                                          ------------------------------
                                              (Registrant)


Date:    9/22/99                       By:    /s/ Donald Hutton
     ----------------                     ------------------------------
                                              Donald Hutton
                                              Director and Chairman


                                       15